UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

Board Secretariat’s Office Kong Gang San Lu, Number 88 Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy  or  completeness and  expressly  disclaim  any  liability  whatsoever  for  any  loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

CONNECTED TRANSACTION

On  4  November  2011,  the  Company  entered  into  an  agreement  with  the  Purchaser, pursuant to which the Company agreed to sell and the Purchaser agreed to purchase the Sale Interests.

CEA Holding is a controlling shareholder of the Company. The Purchaser, which is a wholly-owned subsidiary of CEA Holding, is a connected person of the Company and thus, the Transaction constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Transaction are less than 5%, the Transaction is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and are exempted from the approval of the independent shareholders of the Company.

THE AGREEMENT

On 4 November 2011, the Company entered into an agreement with the Purchaser, pursuant to which the Company agreed to sell and the Purchaser agreed to purchase the Sale Interests.

After the completion of the Transaction, the Company will no longer own any equity interest in the Target Company.

Consideration

Pursuant  to  the Agreement,  the  Purchaser  will  pay  to  the  Company  in  cash  a  sum  of RMB100,663,590 (subject to adjustment as described below) as Consideration.

The Consideration was determined by the appraised value of RMB2,013,271,800 for the net assets value of the Target Company as shown in the Valuation Report as at 31 December 2010, using an assets-based approach, taking into account of the percentage of the Sale Interests in the entire issued share capital of the Target Company.

Pursuant to the Agreement, the undistributed profit of the Target Company shall be enjoyed by the Company and the Purchaser, and the Consideration shall be adjusted according to:

(i)	the actual allocation of the undistributed profit of the Target Company; and

(ii)
the profit or loss to be made by the Target Company during the period from the base date of the Valuation Report (i.e. 31 December 2010) to the settlement date (being the date of the equity transfer certificate to be issued by the relevant equity exchange).

The Company and the Purchaser shall enter into separate Supplemental Agreement(s) in respect of the adjustment to the Consideration.

Completion

The Company shall transfer the Sale Interests to the Purchaser on a one-off basis.

The Purchaser shall pay the Consideration by cash on a one-off basis to the Company within ten (10) business days from the effective date of the Supplemental Agreement(s).

The Transaction shall not be subject to approval by the relevant governmental authorities in the PRC. Completion shall take place immediately after the registration of transfer of the Sale Interests by the relevant industrial and commercial administration authorities.

INFORMATION OF THE PARTIES

The Company is principally engaged in the business of civil aviation.

The  Purchaser  is  principally  engaged  in  industrial  investment  business  and  its  related consultation services business.

The Target Company is principally engaged in the investment, development and operation of real estate, property leasing and property management.

The audited net profit (or loss) before and after tax and extraordinary items of the Target Company for the two years ended 31 December 2009 and 2010 respectively were as follows:

	Year ended 31 December
	2010 (RMB)	2009 (RMB)

Net profit (loss) before tax and extraordinary items	4,369,965	59,003,148
Net profit (loss) after tax and extraordinary items	3,819,432	58,025,277

The book value of the net assets of the Target Company based on PRC accounting standards as stated in the Valuation Report as at 31 December 2010 is RMB156,425,700.

REASONS FOR ENTERING INTO THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Transaction is conducted due to the requirements of the laws and regulations of the PRC and the relevant requirements of the China Securities Regulatory Commission. The Transaction will not only lower the risks of external investment by the Company but will also allow the Company to be more focused on its core aviation business and the related businesses. The real estates business of the Target Company is not a core business of the Company and therefore the Transaction shall not have an adverse impact on the operations of the Company.

According to the appraised value of the net assets of the Target Company (being RMB2,013,271,800) and the book value of the net assets of the Target Company (being RMB156,425,700), the Company anticipates that the disposal of Sale Interests will generate an investment gain of approximately RMB95,663,600 to the Company. Proceeds from the Transaction shall be utilized as working capital of the Company.

The terms and conditions of the Transaction are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) believe that the terms and conditions of the Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

CEA Holding is a controlling shareholder of the Company. The Purchaser, which is a wholly-owned subsidiary of CEA Holding, is a connected person of the Company and thus, the Transaction constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Transaction are less than 5%, the Transaction is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

As Mr. Liu Shaoyang (a Director and the chairman of the Company) and Mr. Li Jun (the previous Director and vice chairman of the Company) are the senior management of CEA Holding, they may be regarded as having a material interest in the Transaction. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Transaction. Save as the aforementioned, none of the Directors has any material interests in the Transaction.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Agreement”	means the agreement dated 4 November 2011 entered into between the Company and the Purchaser regarding the Transaction;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Compan y holding approximately 59.94% of its issued share capital as at the date of this announcement;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the consideration for the acquisition of the Sale Interests payable by the Purchaser to the Company pursuant to the Agreement;

“Directors”	means the directors of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchaser”	means 上海東航投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd), which is a wholly-owned subsidiary of CEA Holding as at the date of this announcement;

“RMB”	means renminbi, the lawful currency of the PRC;

“Sale Interests”	means 5% of the entire issued share capital of the Target Company held by the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Supplemental Agreement(s)”	means the separate supplemental agreement(s) to be entered into between the Company and the Purchaser in relation to the adjustment to the Consideration;

“Target Company”	means 東航房地產投資有限公司 (CEA Real Estate Investment Co., Ltd), which is held 95% by the Purchaser and 5% by the Company as at the date of this announcement;

“Transaction”	means the sale and purchase of the Sale Interests pursuant to the Agreement; and

“Valuation Report”	means the valuation report prepared by 北京中企華資產評 估有限責任公司 (China Enterprise Appraisals Co., Ltd) in respect of the net assets of the Target Company as at 31 December 2010.

By order of the board of the Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

   The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Director, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

4 November 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 4, 2011	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary